

August 10, 2012

Via E-mail
Tom Naratil
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

>   **Re: UBS AG**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **Form 6-K**
>   **Filed July 31, 2012**
>   **File No. 001-15060**

Dear Mr. Naratil:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Operating environment and strategy, page 15

Our strategy, page 22

1.   We note your disclosure of your Basel III pro forma common equity ratio on page 22 as well as your pro forma Basel III risk-weighted assets on page 25. Tell us whether these metrics are currently required to be disclosed by your home country bank regulator or securities regulator. If these metrics are not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, they would appear to be non-

GAAP measures. If you are unable to support that these metrics do not meet the criteria of a non-GAAP measure, please clearly label these measures as non-GAAP in your future filings and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to General Instruction C (e) of Form 20-F.

Financial and operating performance, page 57

Off-balance sheet, page 76

Non-consolidated securitization vehicles and collateralized debt, page 76

2.   We note that the tabular presentation on page 77 excludes residential and commercial mortgage-backed securities backed by a US government agency or instrumentality or US government-sponsored enterprise (i.e., GNMA, FNMA, and FHLMC). You state that such positions have been excluded due to the comprehensive involvement of the US government in these organizations and their significantly lower risk profile. Given that the purpose of this table appears to be to quantify the extent of your involvement with non-consolidated SPEs, we are unclear as to why you would exclude US agency/GSE securities simply due to their lower risk profile. Accordingly, please revise your future filings to quantify the extent of your involvement with all non-consolidated SPEs, including those that are backed by US agencies or GSEs. In this regard, consider presenting US agency/GSE securities in a separate column in order to highlight their lower risk profile. As an alternative, you may also consider disclosure in the footnotes to the table.

Contractual obligations, page 79

3.   We note that your contractual obligations table appears to exclude the related interest expense on your long-term debt obligations which appears to be significant based on your supplemental cash flow information disclosure of cash paid for interest during each of the three years presented. Please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts. To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table. Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide

quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Risk, treasury and capital management, page 111

Credit risk, page 116

Composition of credit risk – UBS Group, page 118

4.   We note that you excluded portfolio hedges, such as index CDS, from your credit risk disclosures on pages 119 and 122.   Please tell us and revise your disclosure in future filings to explain why you have excluded such hedges from your credit exposure analysis. Please also provide some context around the types of portfolio hedges that you enter into and how these hedges impact your overall credit risk exposure.

Composition of credit risk – business divisions, page 120

Wealth Management & Swiss Bank, page 120

5.   We note your disclosure that approximately 75% of Wealth Management & Swiss Bank's loan portfolio is secured by real estate and that the majority of this real estate exposure is secured by Swiss residential property, which has typically exhibited a low risk profile. We further note your disclosures on pages 117 – 118 that state that loan-to-value (LTV) ratios are a key factor in both your probability of default and loss given default measures. Given the importance of LTV ratios in your assessment of credit risk within your residential real estate loan portfolio, we believe that additional disclosure around these measures is warranted, particularly given recent concerns over a potential future housing price correction in Switzerland. Accordingly, please revise your future filings as follows:

   - Describe your underwriting standards for residential real estate loans, including whether you have strict guidelines concerning LTV ratios at origination. If possible, disclose the average LTV ratio at origination for this portfolio.
   - Provide quantitative information reflecting the current LTV ratios for your residential real estate loan portfolio. In this regard, consider providing a breakdown of this portfolio by LTV bucket (100% +, 80%–100%, and below 80%).
   - Describe how current LTV ratios are calculated for your residential real estate portfolio (e.g., whether they are based on updated appraisals, housing price indexes or a combination thereof).

6.   We note your disclosure on page 120 that the significant shift in your net banking products exposure from sub-investment grade to investment grade in 2011 was mainly due to the introduction of a new rating methodology for the retail mortgage segment. Please tell us and revise your disclosure in future filings to describe in more detail the

changes that were made to your ratings methodology. In this respect, clarify whether there was any actual improvement in credit quality and if not, the primary reasons for the improved ratings under your revised methodology. Please also describe the extent to which your revised rating methodology impacted your allowance for loan losses and provide quantification of the impact of this change, if practicable.

Investment Bank, page 122

Loan to BlackRock Fund, page 123

7.   On page 124 you indicate that developments through the year ended December 31, 2011 did not alter your conclusion that the loan to the BlackRock Fund is not impaired and that consolidation is not required. Please tell us the developments you considered in forming your conclusion.

Impairment and default – distressed claims, page 125

8.   We note that you consider a reclassified security as an impaired loan if the carrying value at the balance sheet date is, on a cumulative basis, 5% or more below the carrying value at the reclassification date adjusted for redemptions. Please clarify this disclosure in light of the fact that you disclose on page 302 that impairment is recognized on reclassified securities upon adverse revisions in cash flow estimates related to credit events. For example, clarify whether there could be a situation where you recognize credit loss expense on a reclassified security due to an adverse change in cash flows but you do not consider the reclassified security to be impaired. If so, please explain your rationale.

Market risk, page 133

9.   We note your discussion on page 134 regarding the limitations of the historical simulation VaR methodology. In light of these limitations, please tell us whether you considered using a Monte Carlo simulation or an alternative methodology which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

10.   We note that you continue to review the performance of your VaR implementation, including a review of risks not included in VaR, and that you will continue to make enhancements to your VaR model as needed. Please respond to the following and expand your disclosure in future filings as appropriate:

*   Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

- Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.
- Discuss the type of risks excluded from your VaR calculation and the reasons why such risks are excluded.
- We note that you use the same VaR model for both internal management and regulatory capital purposes, except for the confidence level and holding period. Tell us what drives the need to use different confidence levels and holding periods for your internal management VaR versus your regulatory capital VaR.
- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.
- Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 11(a)(4) of Form 20-F regarding model, assumptions and parameter changes.

11.	As a related matter, we note that you present management VaR at both the Group and Investment Bank level on page 134. We further note your disclosure of Group Treasury management VaR on page 152. Please revise your disclosure in future filings to show how the management VaR calculations for individual divisions aggregate to total Group VaR.

Backtesting, page 135

12.	Your disclosure on page 134 indicates that you use a 1-day 99% VaR for backtesting as required by Basel 2.5 and FINMA. We also note that you experienced three backtesting exceptions during 2011. Please tell us whether you also perform backtesting of your internal management VaR model (1-day 95% VaR) and why the results of this backtesting have not been disclosed. Given that you have chosen to present your 1-day 95% VaR for market risk disclosure purposes, we would expect your disclosure of backtesting exceptions to be made on a consistent basis. Refer to Item 11 of Form 20-F.

Liquidity and funding management, page 144

13.	We note your disclosure that your major sources of liquidity are channeled through entities that are fully consolidated. Please revise your future filings to disclose the nature of any restrictions on the ability of your consolidated subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances.

Consolidated financial statements, page 284

Notes to the consolidated financial statements, page 297

Note 1 – Summary of significant accounting policies, page 297

a) Significant accounting policies, page 297

10) Loans and Receivables – Renegotiated Loans, page 301

14.   We note your accounting policy for renegotiated loans as disclosed on page 301 as well
        as your disclosure on page 302 that nonperforming loans include those that have been
        restructured on concessionary terms. We further note your disclosure on page 125 stating
        that certain renegotiated loans with new terms and conditions that met normal market
        criteria for the quality of the obligor and type of loan were reclassified from impaired to
        performing in both 2011 and 2010. Please respond to the following:

        •   Tell us and revise your future filings to clarify your definition of a renegotiated loan.
            In this regard, clarify whether there are any instances in which a restructured or
            modified loan is not considered "renegotiated" and if so, the reasons why.
        •   Revise your future filings to disclose the amount of renegotiated loans at each balance
            sheet date and, if material, provide a quantitative roll-forward of such loans for each
            period presented so that a reader may understand the various drivers of changes in the
            balances of those loans.
        •   Describe the key features of your loan modification programs, including a description
            of the typical terms modified.
        •   Clarify your policy for classifying renegotiated loans as impaired loans at the time of
            modification. In this regard, your disclosure on page 125 indicates there are
            situations in which a loan is renegotiated on terms which are not considered
            concessionary and that such loans are therefore not considered impaired.
        •   Clarify your policy for removing renegotiated loans initially classified as impaired
            from impaired status. In this regard, you disclose that renegotiated loans continue to
            be subject to impairment assessment, calculated using the loans original EIR. Clarify
            whether there are any situations in which a renegotiated loan is removed from
            impaired status (e.g., due to performance under the modified terms for a specified
            period of time) and if so, whether impairment of such loans continues to be measured
            on an individual basis or is included in your collective assessment of impairment.

15.   As a related matter, we note your disclosure on page 302 that the restructuring of a
        financial asset could result in the original loan being derecognized and a new loan being
        recognized. Please revise your future filings to disclose the following:

- Describe the specific factors considered when determining that a new agreement is made on substantially different terms or that the new instrument is a substantially different instrument.
- Clarify the types of loans that qualify for this accounting treatment (e.g., mortgages, commercial loans, etc.).
- Clarify whether these loans remain impaired loans or whether these loans are included within the general collective pools for the purposes of measuring credit losses and discuss how you concluded this policy was appropriate.

Note 16 – Goodwill and intangible assets, page 336

16.   We note that you consider your business segments to be separate cash-generating units (CGUs) for purposes of your goodwill impairment testing and that the carrying amount for each segment is determined by reference to the equity attribution framework. We also note your disclosure on page 157 that in November 2011, your Board approved a refinement in the methodology of equity attribution due in part to measure the return on attributed equity (RoaE) of each business in a way which is more comparable to the business segments of international competitors. You proceed to state that, as a result, in the future, equity attributed to the Corporate Center is expected to grow. Finally, we note your discussion on page 64 of your First Quarter 2012 Report included in your Form 6-K filed on May 2, 2012, which indicates that Basel III RWA will now be used as the main driver of your equity attribution with a 10% Basel III common equity tier 1 ratio used as the RWA driver for each business division with any excess capital above this divisional target carried in the Corporate Center. Please respond to the following:

- Tell us how you concluded that it was appropriate to carry any excess capital above the divisional tier 1 target of 10% within the Corporate Center. For example, tell us how this methodology is consistent with the criteria in paragraph 76 of IAS 36 which indicates that the carrying amount of the CGU should be based on assets that can be attributed directly, or allocated on a reasonable and consistent basis to the CGU. As part of your response, please clarify if you have specifically identified the assets and liabilities making up the excess capital that is not allocated to the business divisions, and if so, tell us what they are, and tell us how you concluded they were not considered in the value in use of the CGUs.
- Tell us in more detail why you decided to change your methodology for determining the carrying value of the CGUs solely to be more aligned with your international competitors. For example, tell us whether you considered providing supplemental disclosure to be more comparable to your peers, rather than changing the methodology for determining the carrying value of the CGUs.

Note 21 – Provisions and contingent liabilities, page 341

17. We note that you have identified five classes of provisions and that you have provided
certain information about your classes of provisions and contingent liabilities, including a
rollforward of the carrying amount by class of provision in Note 21(a) followed by a
more detailed discussion of certain specific matters within your Litigation and
Regulatory class in Note 21(b). It appears that additional information by class or each
specific matter needs to be provided. Please address each of the following in your
response.

- Clarify if your classes of provisions are the same as your classes of contingent
  liabilities.
- Explain where you have provided the disclosures required by paragraphs 84 and 85 of
  IAS 37 for each class of provision or specific matter.
- Explain where you have provided the disclosures required by paragraph 86 of IAS 37
  for each class of contingent liability or specific matter.

(a) Provisions, page 341

18. Please provide us with a detailed analysis of how you determined which provisions or
contingent liabilities may be aggregated to form a class for your disclosure purposes.
Refer to paragraph 87 of IAS 37 in your response. In this regard, we refer to your
columnar presentation and discussion of "operational risks," "litigation and regulatory
matters," and "other" which appear to include a number of types or classes of provisions.

19. Further, we note that you present your litigation and regulatory matters and loan
repurchase demands as a single class of provision within your provision roll forward. It
is unclear to us how you considered the guidance in paragraph 87 of IAS 37 in
determining that the nature of these items was sufficiently similar to warrant aggregation
of them into a single class. In particular, paragraph 87 provides an example dealing with
warranty provisions that specifically states that it would be inappropriate to treat as a
single class amounts relating to normal warranties and amounts that are subject to legal
proceedings. We believe the same rationale can be applied to normal repurchase
demands versus those that are subject to litigation. We further believe that presentation
of repurchase demands as a separate class of provision will enable a better understanding
of the financial statement effects of the repurchase demand information presented on
page 102. Accordingly, please revise your future filings to present your loan repurchase
demands as a separate class of provision in your provision rollforward.

b) Litigation and regulatory matters, page 342

20. We note your disclosure that "The Group makes provisions for cases brought against it
when, in the opinion of management after seeking legal advice, it is probable that a

liability exists, and the amount can be reliably estimated." Please address each of the following:

- Explain the extent to which management relies on legal advice and the role of the legal advisor in forming conclusions with respect to your accounting for provisions and contingent liabilities.
- As noted above, you make a provision when "it is probable that a liability exists, and the amount can be reliably estimated." Please compare and contrast this accounting policy for litigation and regulatory matter provisions with your accounting policy for provisions on page 309.

21. We note your disclosure on page 342 that you "are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters." We also note that you have presented information about certain potentially significant legal proceedings or threatened proceedings. Please address each of the following in your response for each of the potentially significant legal proceedings or threatened proceedings which you have presented.

- Where a provision and a contingent liability arise from the same set of circumstances show the link between the provision and the contingent liability. Refer to paragraph 88 of IAS 37.
- Explain why you are unable to provide an estimate of the amount of a provision and/or the financial effect of a contingent liability. Refer to paragraph 25 as well as paragraphs 85(a) and 86(a) and (b) of IAS 37 in your response.
- Indicate if information required by paragraphs 86 and 89 of IAS 37 is not disclosed because it is not practicable to do so. Refer to paragraph 91 of IAS 37.
- Please also provide this information for your other classes to the extent it applies.

22. In your discussion where you cite several factors, which in combination you believe may impede your ability to estimate the financial effect of contingent liabilities, please tell us whether this is true for all cases, or whether there are some cases – particularly those that are in later stages of adjudication – in which you are able to estimate the possible financial effects beyond the level of current reserves established. If you are able to estimate the possible financial effects beyond the level of current reserves established for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects. Further, your statement that providing an

estimate of possible losses in excess of amounts accrued would require you to "provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories" is unclear to us since paragraph 25 of IAS 37 indicates that the use of estimates is an essential part of the preparation of financial statements and does not undermine their reliability. Please revise your disclosure in future filings accordingly.

23.   As a related matter, we note that you believe that providing an estimate of the possible financial effects of contingent liabilities could seriously prejudice your position in the related legal matters. We further note your disclosure that you have described *certain* potentially significant legal matters and that *in some cases* you have provided the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. It appears that you are using the exemption in paragraph 92 of IAS 37 as support for not providing an estimate of the potential financial effects of your contingent liabilities. Further, this exemption should only be used in extremely rare cases and, when it is used, information should still be disclosed related to the general nature of the dispute together with the fact that, and reason why, the information has not been disclosed. Please address the following:

- Tell us and revise future filings to state whether you have any contingencies for which you use this exemption, and, on a case by case basis, the general nature of the dispute(s), the type of information that has been omitted, and reason(s) why this information has not been disclosed.
- To the extent that there are "certain potentially significant legal proceedings or threatened proceedings" for which you have not provided any disclosure (including a description of the general nature of the dispute), please tell us the nature of the proceedings that were excluded and your basis for omitting such disclosure, as we would not expect paragraph 92 to allow for such omissions. Otherwise, please revise your disclosure in future filings to clearly describe each of your potentially significant legal or threatened proceedings, and specifically acknowledge that all such proceedings have been addressed in your disclosure.
- Tell us what you mean by "In some cases, (you) provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure." In this regard, clarify whether you have provided this type of information to the extent that such information is available or whether there are certain situations where the information is available but you have chosen not to disclose it. If the latter, identify in your response as well as in your future filings those cases where such information has been excluded and tell us your basis for each of those exclusions.

Note 23 - Derivative instruments and hedge accounting, page 351

24.   We note your disclosure that derivative instruments that trade on an exchange or through a clearinghouse (including futures contracts, 100% daily margined exchange traded options, interest rate swaps transacted with the London Clearing House and certain credit derivative contracts) are classified as Cash collateral receivable or payable on derivative instruments rather than as Positive or Negative replacement values because the change in the fair value of these instruments is economically settled each day through the cash payment of variation margin. Please confirm whether these derivative instruments are included within the table on pages 353 – 354. Please also clarify the basis for the amounts classified within Cash collateral receivable or payable on derivative instruments given that the change in fair value is economically settled each day.

Derivatives transacted for trading purposes – Detailed example: Credit derivatives, page 354

25.   We note that you are both an active buyer and seller of credit derivatives through market making activities for the benefit of clients and for the ongoing hedging of trading book exposures. Given the extent of your involvement with these types of derivatives and to increase the transparency around your exposure to such derivatives, please revise your future filings to provide quantitative disclosures about your credit derivatives at a more granular level. For example, consider providing the following additional disclosures:

- Quantify both your credit protection purchased and credit protection sold by primary purpose (e.g., market making for the benefit of clients, economically hedging counterparty credit risk within your own portfolio, and creating new credit exposure for your own trading purposes);
- Quantify both your credit protection purchased and credit protection sold by type of counterparty (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms); and
- Provide some level of quantification around the types of CDS contracts to which you are a party, particularly your structured products (including index, multi-name index, swap index option and first-to-default CDS products).

Additional disclosure required under SEC regulations, page 439

D – Information required by industry guide 3, page 445

Impaired and non-performing loans, page 454

26.   We note that other impaired loans are loans where your credit officers have expressed doubts as to the ability of the borrowers to repay their respective loans. Given that these loans are not considered to be non-performing loans in accordance with Swiss regulatory guidelines, please expand your discussion to disclose the various circumstances that may

cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Form 6-K filed July 31, 2012

UBS business divisions and corporate center

Corporate Center – Core Functions, page 43

Results: 2Q vs 1Q, page 44

27.   We note your disclosure that losses due to hedge ineffectiveness during the second quarter included a refinement to the way hedge ineffectiveness for the macro cash flow hedge accounting model is calculated. We also note that these hedge ineffectiveness losses were partially offset by a hedge ineffectiveness correction related to a prior period. Please tell us and revise your future filings to more clearly describe the nature of the changes made to your hedge ineffectiveness model, how the changes met the criteria for change outlined in paragraph AG 119 of IAS 39, and how your hedge relationship documentation was changed as a result of the refinements. Please also explain how you determined that the prior period error should not be corrected retrospectively pursuant to IAS 8.

Risk management and control, page 50

Credit risk, page 50

Exposure to selected European countries, page 54

28.   We note that in your tabular presentation on page 55, collateral is taken into consideration when determining the "exposure before hedges" and credit protection is taken into account when determining "net of hedges" exposure. Please revise your future filings to clarify how the impact of master netting agreements is reflected in this table.

29.   Please clarify that the bifurcation of derivative exposures between traded products and trading inventory in your table is only being done for credit derivatives and not for other derivatives such as interest rate derivatives. If such bifurcation of exposures is being done for other types of derivatives, please explain your rationale for such bifurcation and how it is being performed.

30.   Please revise your future filings to provide the following information related to credit default contracts both purchased and sold, either by incorporating such information into your existing tabular presentation on page 55 or by providing a supplemental table and discussion of such contracts:

- For credit default contracts sold, the fair value and notional value of protection sold, along with a description of the events that would trigger payout under the contracts.
- For credit default contracts purchased,
    o The effects of credit default protection purchased separately by counterparty and country;
    o The fair value and notional value of the purchased protection;
    o The nature of payout trigger events under the purchased credit protection contracts;
    o The types of counterparties that the credit protection was purchased from and an indication of the counterparty's credit quality; and
    o Whether credit protection purchased has a shorter maturity date than the bonds or other exposure against which the protection was purchased. If so, clarifying disclosure about this fact and the risks presented by the mismatch of maturity.

Refer to Topic 4 of the Division of Corporate Finance's Disclosure Guidance: European Sovereign Debt Exposures.

31.   Please explain to us, and disclose in future filings, how you monitor and/or mitigate indirect exposures to these countries, including any stress tests performed. Your disclosure should explain how you identify indirect exposures, examples of identified indirect exposures, along with the level of the indirect exposure.

Interim consolidated financial statements

Balance Sheet, page 75

32.   We note that you did not provide any footnote disclosure to the financial statements regarding your loan portfolio or the related allowance for credit losses. Given that loans represent 19% of total assets as of June 30, 2012, explain to us why you deemed such explanatory notes unnecessary.

Notes to the interim consolidated financial statements, page 81

Note 2 – Segment reporting, page 82

33.   We note that in 2012 management changed the methodology used to allocate certain financial assets and their corresponding costs managed by Group Treasury. Please explain to us the types of assets that were reallocated and the reason for such a change.

Note 12 – Fair value of financial instruments, page 89

b) Valuation information, page 91

34.   We note that you made changes to your own credit calculation methodology for financial liabilities designated at fair value during both the first and second quarter of 2012. We further note that part of the second quarter changes represented corrections of various own credit items relating to prior periods. Please tell us and revise your future filings to more clearly describe the nature of these methodology changes. In your response, please provide a detailed analysis distinguishing between the improvements/refinements that were made to your methodology from those that were deemed to be corrections of prior period errors. Ensure that your response clearly explains why certain improvements/refinements were deemed necessary and the specific aspects of your prior methodology that resulted in errors that required correction. Please also explain how you determined that the prior period errors should not be corrected retrospectively pursuant to IAS 8.

35.   As a related matter, it appears that you have made multiple changes to the methods and assumptions used to incorporate own credit risk in the valuation of derivatives and financial liabilities designated at fair value in recent periods, including the changes made during the first and second quarter of 2012, changes made to your DVA model for derivative liabilities in 2009, and the selection of different pricing curves (e.g, senior debt curve, revaluation curve, funds transfer price curve) for purposes of calculating own credit risk on your financial liabilities designated at fair value. Further, you disclose that certain of the changes that were made during the second quarter represented corrections of various own credit items related to prior periods. Accordingly, please tell us and revise your disclosure describing your valuation processes in future filings to provide more context around your model review and validation and explain why continued changes to certain valuation methodologies have been necessary.

36.   We note that you use the funds transfer pricing (FTP) curve to value uncollateralized and partially uncollateralized funding transactions designated at fair value, which for relevant tenors is set by reference to the level at which UBS medium term notes (MTNs) are priced. We further note that you began using the FTP curve in the fourth quarter of 2010 and that prior to that you used either the asset and liability management revaluation curve (during the first three quarters of 2010) or the senior debt curve (prior to 2010). Please address the following:

   - Tell us why you changed the pricing curve used in these valuations several times over such a short time frame.
   - Describe the primary differences between the FTP curve and the asset and liability management revaluation curve which was previously used.

- Clarify your disclosure that *for relevant tenors* the FTP curve is set by reference to the level at which newly issued MTNs are priced. In this regard, clarify whether you make adjustments to your internal FTP curve for different tenors, collateral, optionality, etc. depending on the type of instrument being valued.
- Tell us how you determined that for purposes of measuring own credit risk on these liabilities, it was more appropriate to use a FTP curve rather than using observed yields or spreads on your own traded notes.

Note 16 – Provisions and contingent liabilities, page 96

c) Other contingent liabilities – Demands related to sales of mortgages and RMBS, page 102

37. We noted only modest increases in your provision for repurchase demands from December 31, 2010 ($93 million) to December 31, 2011 ($104m) to June 30, 2012 ($117 million) despite the significant increase in the amount of loan repurchase demands received during 2011 and the first half of 2012 as compared to prior periods. Please respond to the following:

- Tell us and revise your future filings to clarify whether your provision for repurchase demands includes amounts accrued for demands in litigation (which amounted to $1.1 billion as of July 25, 2012) or whether such amounts are included in your litigation provision.
- Explain how demands resolved or expected to be resolved through enforcement of indemnification rights against third party originators are reflected in your financial statements. In other words, confirm whether you account for your obligation to repurchase a loan separately from your right to indemnification from the third party originator.
- Clarify the total amount of repurchase demands received from Assured Guaranty, whether all such demands are subject to litigation and how such amounts are presented in the table on page 102. In this regard, you disclose that Assured Guaranty filed a lawsuit in February 2012 relating to loan repurchase demands totaling approximately $997 million and that they made additional loan repurchase demands totaling approximately $391 million in June 2012. You also disclose on page 97 of your First Quarter 2012 Financial Report that Assured Guaranty made repurchase demands of $318 million in early April 2012. It is not clear whether the $318 million in demands made in April 2012 and the $391 million demands made in June 2012 are included in or in addition to the $997 million litigation claim. It is also not clear how the $308 million in claims made on Assured Guaranty insurance policies relates to the amounts above.
- Please tell us and consider revising your disclosure in future filings to provide more information regarding your claims experience by type of counterparty (e.g., GSEs, monoline insurers, private-label investors).

- Revise future filings to disclose the total repurchase demands that have not been settled as of the balance sheet date as such amounts are not evident from your tabular presentation on page 102.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

/s/ Angela Connell for

Stephanie Ciboroski
Senior Assistant Chief Accountant